FOR IMMEDIATE RELEASE

AutoChina International Reports 2010 Third Quarter and Nine Month Financial Results

Company to Hold Quarterly Conference Call with Accompanying Slide Presentation at 10:00 a.m. ET

Q3 2010 Financial Highlights
•	Total revenues of $143.5 million, up 41.4% from $101.5 million in the prior-year period
•
Net income of $9.5 million, or $0.47 per diluted share, up 35.3% from net income of $7.0 million, or $0.60 per diluted share in the prior-year period, which included $2.0 million of income, or $0.17 per diluted share, from discontinued operations generated from the consumer auto business, disposed in December 2009

•	Adjusted EBITDA of $18.8 million, an increase of 132.9% year over year

Nine Months 2010 Financial Highlights
•	Total revenues of $465.8 million, up 165.6% from $175.4 million in the prior-year period
•
Net income of $26.6 million, or $1.35 per diluted share, up 113.4% from net income of $12.5 million, or $1.25 per diluted share in the prior-year period, which included $5.6 million of income, or $0.56 per diluted share, from discontinued operations generated from the consumer auto business, disposed in December 2009

•	Adjusted EBITDA of $50.3 million, an increase of 140.3% year over year

Operational Highlights
•	2,849 commercial vehicles were financed in the third quarter of 2010, an increase of 12.6% from 2,531 in the prior-year period
•	Total number of commercial vehicle sales and leasing branches increased to 218 at September 30, 2010 from 193 at June 30, 2010

Company Provides Update on Guidance
•	Company reiterates its expectation of leasing between 12,000 and 13,000 vehicles in 2010 and of operating at least 275 stores by the end of 2010
•	Reiterates revenue guidance of between $600 million and $650 million
•
Revises net income guidance to between $34 million and $38 million (from between $42 million and $47 million), primarily as a result of higher-than-anticipated down payments from customers and thus, lower interest income, slower-than-expected adoption of the Company’s higher-margin value-added services, and slightly lower-than-expected truck sales during the second half of 2010

Shijiazhuang, Hebei Province, China – November 22, 2010 – AutoChina International Limited (“AutoChina” or the “Company”) (NASDAQ: AUTC), China’s largest commercial vehicle sales, servicing, leasing, and support network, today reported financial results for its third quarter and nine months ended September 30, 2010.

Mr. Yong Hui Li, Chairman and CEO of AutoChina, stated, “We continue to see rapid growth throughout our operations with triple-digit increases in revenue and net income.  During the period, we continued to expand in southern China, opening 25 stores during the quarter and leasing 2,849 vehicles.  We also secured additional bank financing with some of the largest and most reputable banks in China over the past four months, which has strengthened our capital position and helped us to continue purchasing trucks on behalf of our customers.  Over the past 12 months, the largest contributor to AutoChina’s top-line growth has been its increased brand recognition throughout China.  We model our business to be scalable and accessible, and thus far in 2010, our target market of small-scale entrepreneurial truck owner-operators has continued to grow.  AutoChina assists its customers through the entire lifecycle of their commercial vehicle business, including financing for the purchase of the vehicle, tires, fuel, and insurance.  We plan to continue to increase our service offering to provide even more tools to ensure the success of our customers.”

AutoChina International Ltd.	Page 2
November 22, 2010

Operational Review
AutoChina’s commercial vehicle sales, servicing, leasing and support business recorded 2,849 leases in the three months ended September 30, 2010, compared to 2,531 for the three months ended September 30, 2009.  The Company had a total of 17,102 leases outstanding as of September 30, 2010. During the quarter, AutoChina had four lease defaults.  The default rate remains extremely low due to the Company’s lease-to-own financing structure and strict credit procedures.

During the third quarter, AutoChina continued to make progress with its value-added services (diesel, tire, and insurance financing) programs, which were launched in early 2010.  As of September 30, 2010, over 200 tire outlets and over 60 fueling stations were participating in the program.  Revenues from value-added services totaled $498,000 during the quarter.

AutoChina leased its commercial vehicles through a network of 218 branches in 17 provinces or province-level regions located throughout mainland China as of September 30, 2010, compared to 193 at June 30, 2010.  Nineteen of the 25 new branch locations were opened in the Hubei, Hunan, Liaoning, Sichuan, and Jiangxi provinces, geographic areas into which the Company had just expanded during the second quarter of 2010. As of November 22, 2010, the Company operated 246 store locations and expects to operate at least 275 locations by the end of 2010.

2010 Third Quarter Financial Review
•
The Company reported revenues for the 2010 third quarter of $143.5 million, an increase of 41.4% compared to $101.5 million in the third quarter of 2009.  The Company reported $126.9 million in commercial vehicle revenues, and $16.6 million, or 11.6% of revenues, in finance and insurance revenues.

•
Gross margin increased to 15.9% for the three months ended September 30, 2010, from 10.1% for the prior-year period. The increase was largely due to a higher number of outstanding leasing contracts signed, which, in turn, increased the contribution from finance and insurance income throughout the term of the loans provided to AutoChina’s customers.  The Company’s additional financing services, specifically the higher-margin tire and diesel financing services, also contributed to the increased margin.

•
Net income for the third quarter of 2010 increased 35.3% to $9.5 million, or $0.47 per diluted share based on 20.3 million weighted average diluted shares outstanding, compared to net income of $7.0 million, or $0.60 per diluted share based on 11.7 million diluted shares outstanding, in the prior-year period. Net income for the third quarter of 2009 included $2.0 million, or $0.17 per diluted share, in income from the Company’s consumer automotive dealership business, which is now classified as a discontinued operation.

•
Adjusted EBITDA for the quarter ended September 30, 2010 increased to $18.8 million, from $8.1 million in the prior-year period.  A table reconciling Adjusted EBITDA to net income can be found at the end of this press release.

AutoChina International Ltd.	Page 3
November 22, 2010

2010 Nine Months Financial Review
•
For the nine months ended September 30, 2010, the Company reported revenues of $465.8 million, an increase of 165.6% compared to $175.4 million in the prior-year period.  The Company reported $425.5 million in sales of its commercial vehicles and $40.3 million, or 8.6%, in revenues related to finance and insurance.

•	Gross margin increased to 13.3% in the first nine months of 2010, up from 9.3% for the prior-year period, as a result of the reasons outlined in the third quarter financial review.

•
Net income for the nine months ended September 30, 2010 increased 113.4% to $26.6 million, or $1.35 per diluted share based on 19.7 million weighted average diluted shares outstanding, compared to net income of $12.5 million, or $1.25 per diluted share based on 10.0 million diluted shares outstanding, in the prior-year period. Net income for the first nine months of 2009 included $5.6 million, or $0.56 per diluted share, in income from the Company’s consumer automotive dealership business, which is now classified as a discontinued operation.

•
Adjusted EBITDA for the first nine months of 2010 increased 140.3% to $50.3 million, from $20.9 million in the prior-year period.  A table reconciling Adjusted EBITDA to net income can be found at the end of this press release.

Balance Sheet Highlights
At September 30, 2010, AutoChina’s cash and cash equivalents (not including restricted cash) were $27.8 million, working capital was $99.5 million, total debt was $282.2 million (including due to affiliates) and stockholders’ equity was $215.4 million, compared to $36.8 million, $13.7 million, $177.2 million and $107.3 million, respectively, at December 31, 2009.

Company Revises Outlook for 2010
Mr. Li concluded, “We saw rapid growth in the heavy truck market in the first half of 2010. While the current market is still very strong, we saw a calming of this robust demand for heavy trucks in China during Q3, especially in relation to the year-over-year comparables.  We attribute this slowdown partially to the summer seasonality inherent in Q3 and to our opening of fewer stores this quarter relative to last year’s third quarter. Despite this short-term cooling of demand, we are still confident in the market’s long-term prospects.  Experts at ACT Research and China’s State Information Center have predicted that more than 1 million heavy-duty commercial vehicles will be sold in 2010, an increase of 62% from the 630,000 sold in 2009.  As a result of a strong first six months and this continuing growth, we are reiterating our revenue and operational guidance for 2010.  However, when we projected our net income for the year, we did not anticipate higher initial down payments from our customers.  While this lowered the net income generated from the leases during the year, it also lowered AutoChina’s overall risk profile.  In addition, we were expecting to assume a higher number of new truck leases and greater demand for the higher-margin value-added services in the second half of 2010.  We have adjusted our internal projections, and, as a result, have also revised the corresponding net income guidance.”

AutoChina is reiterating its revenue guidance of between $600 million and $650 million. As discussed above, the Company is adjusting its net income guidance to between $34 million and $38 million, from a range of $42 million and $47 million. The Company will continue to evaluate its financial projections on a regular basis and provide updates as necessary.

Updated Estimated Financial Results
(unaudited) ($ in millions)
	For the year ended December 31, 2010	For the year ended December 31, 2009	Percent Gain
Total Revenue	$600 - $650	$325.5	84.3% - 99.7%
Net Income	$34 - $38	$15.2	123.7% - 150.0%

AutoChina International Ltd.	Page 4
November 22, 2010

Update on Stock Repurchase Plan
On August 3, 2010, AutoChina announced that its Board of Directors had authorized the establishment of a stock repurchase program for the Company to purchase up to 2 million shares of its common stock on the open market at prices below $35 per share.  During the three months ended September 30, 2010, the Company repurchased 27,000 ordinary shares for a total of $689,000.  The program will expire on February 2, 2011.

Conference Call Information
AutoChina’s CFO, Jason Wang, will discuss these results in a conference call (with accompanying presentation) later this morning (November 22, 2010) at 10:00 a.m. Eastern Time.  The dial-in numbers are:
(888) 787-0460 (U.S.)
(706) 679-3200 (International)

The call will also be simultaneously broadcast over the Internet.  To listen to the live webcast, please go to the Company’s investor relations site, http://www.autochinaintl.com, or click the below conference call link: http://www.investorcalendar.com/IC/CEPage.asp?ID=161965.  The Company will also have an accompanying slide presentation available in PDF format 30 minutes prior to the conference call at the “Investor Relations” section of the AutoChina website.

Additional Information Available in Filing on Form 6-K
Additional information with respect to the Company, including more detailed information with respect to the Company’s September 30, 2010 financial statements, will be available on Form 6-K, which the Company will file with the Securities and Exchange Commission today (November 22, 2010) and will be available without charge at www.sec.gov.

About AutoChina International Limited
AutoChina International Limited is China’s largest one-stop commercial vehicle sales, leasing, and support network. AutoChina’s operating subsidiary was founded in 2005 by Chairman and CEO, Yong Hui Li, a nationally recognized entrepreneur in China.  The Company owns and operates 246 commercial vehicle financing centers in China; and primarily provides sales-type leasing for local customers. The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company.  Forward-looking statements are statements that are not historical facts.  Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements.  The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the “commercial vehicle” or “heavy truck” industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

AutoChina International Ltd.	Page 5
November 22, 2010

The information set forth herein should be read in light of such risks.  The Company does not assume any obligation to update the information contained in this press release.

CONTACT

At the Company Jason Wang Chief Financial Officer (858) 997-0680 / jcwang@autochinaintl.com	Investor Relations: The Equity Group Inc. Adam Prior Vice President (212) 836-9606 / aprior@equityny.com

Carolyne Yu Account Executive (212) 836-9610 / cyu@equityny.com

AutoChina International Ltd.	Page 6
November 22, 2010

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
(in thousands except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Revenues
Commercial vehicles	$126,949	$97,374	$425,527	$168,332
Finance and insurance	16,588	4,126	40,287	7,042
Total revenues	143,537	101,500	465,814	175,374

Cost of sales
Commercial vehicles	120,679	91,206	404,007	158,988

Gross profit	22,858	10,294	61,807	16,386

Operating expenses
Selling and marketing	1,307	617	3,775	1,537
General and administrative	4,575	1,914	11,675	3,905
Interest expense	3,332	79	7,257	286
Interest expense, related parties	1,561	854	4,778	1,075
Other income, net	(734)	(43)	(936)	(93)
Total operating expenses	10,041	3,421	26,549	6,710

Income from operations	12,817	6,873	35,258	9,676

Other income (expense)
Interest income	33	13	446	25
Accretion of share repurchase obligations	—	(221)	—	(531)
Acquisition-related costs	—	—	—	(295)
Other income (expense), net	33	(208)	446	(801)

Income from continuing operations
before income taxes	12,850	6,665	35,704	8,875

Income tax provision	(3,387)	(1,625)	(9,064)	(1,967)
Income from continuing operations	9,463	5,040	26,640	6,908
Income from discontinued operations, net
of taxes of nil, $794, nil and $2,991, respectively	—	1,952	—	5,577

Net income	$9,463	$6,992	$26,640	$12,485

Earnings per share
Basic
Continuing operations	$0.48	$0.54	$1.48	$0.81
Discontinued operations	—	0.21	—	0.65
	$0.48	$0.75	$1.48	$1.46
Diluted
Continuing operations	$0.47	$0.43	$1.35	$0.69
Discontinued operations	—	0.17	—	0.56
	$0.47	$0.60	$1.35	$1.25

Weighted average shares outstanding
Basic	19,678,162	9,212,703	18,009,369	8,572,134
Diluted	20,283,329	11,733,174	19,731,696	10,027,442

Amounts attributable to shareholders
Income from continuing operations,
net of taxes	$9,463	$5,040	$26,640	$6,908
Discontinued operations, net of taxes	—	1,952	—	5,577
Net income	$9,463	$6,992	$26,640	$12,485

AutoChina International Ltd.	Page 7
November 22, 2010

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)
(in thousands except share and per share data)

	September 30,	December 31,
	2010	2009

ASSETS
Current assets
Cash and cash equivalents	$27,832	$36,768
Restricted cash	20,600	12,450
Notes receivable	149	220
Accounts receivable, net of provision for doubtful debts of $1,126 and $298, respectively	16,312	2,382
Inventories	772	118
Deposits for inventories	3,426	17,388
Deposits for inventories, related parties	35,227	—
Prepaid expenses and other current assets	17,165	7,300
Current maturities of net investment in sales-type leases	246,597	123,413
Deferred income tax assets	466	838
Total current assets	368,546	200,877

Property, equipment and leasehold improvements, net	2,154	2,103
Deferred income tax assets	245	—
Net investment in sales-type leases, net of current maturities	145,654	93,164

Total assets	$516,599	$296,144

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	$126,125	$8,788
Trade notes payable	—	12,450
Accounts payable	899	3,610
Accounts payable, related parties	77,452	117,725
Other payables and accrued liabilities	6,102	2,968
Due to affiliates	48,749	38,246
Customer deposits	1,854	1,336
Income tax payable	5,127	2,023
Deferred income tax liabilities	2,708	—
Total current liabilities	269,016	187,146

Noncurrent liabilities
Long-term borrowings	29,887	—
Net deferred income tax liabilities	2,263	1,723
Total liabilities	301,166	188,869

Equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	—	—
Ordinary shares - $0.001 par value authorized - 50,000,000 shares; issued – 19,679,866 shares and 13,017,283 shares at September 30, 2010 and December 31, 2009, respectively; outstanding – 19,652,866 shares and 11,857,658 shares at September 30, 2010 and December 31, 2009, respectively	20	13
Additional paid-in capital	170,505	91,660
Treasury stocks, at cost, 27,000 shares and nil, at September 30, 2010 and December 31, 2009, respectively	(689	—
Retained earnings	41,569	14,929
Accumulated other comprehensive income	4,028	673
Total equity	215,433	107,275

Total liabilities and equity	$516,599	$296,144

AutoChina International Ltd.	Page 8
November 22, 2010

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
(in thousands)

	Nine Months Ended September 30,
	2010	2009

Cash flow from continuing operating activities:

Net income	$26,640	$12,485

Adjustments to reconcile net income attributable to shareholders to net cash used in continuing operating activities:
Net income from discontinued operations	—	(5,577)
Depreciation and amortization	690	468
Provision for bad debts	828	—
Deferred income taxes	3,375	(40)
Stock-based compensation expenses	2,314	112
Accretion of share repurchase obligations	—	531

Changes in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	(14,758)	(1,211)
Note receivable	71	—
Net investment in sales-type leases	(175,674)	(115,879)
Inventories	(654)	1,033
Deposits for inventories	13,962	(21,146)
Deposit for inventories, related parties	(35,227)	—
Prepaid expense and other current assets	(819)	(928)
Trade notes payable	(12,450)	12,434
Accounts payable	(2,711)	2,000
Other payable and accrued liabilities	3,134	3,678
Customers deposits	518	1,842
Customers deposits, related party	—	(16,095)
Income tax payable	3,104	1,035

Net cash used in continuing operating activities	(187,657)	(125,258)

Cash flow from continuing investing activities:

Purchase of property, equipment and leasehold improvements	(741)	(585)
Increase in restricted cash	(8,150)	(12,434)
Increase in security deposits	(9,046)	—
Deposits received from pending sales of subsidiaries	—	29,255
Increase in due to discontinued operations	—	17,554

Net cash (used in) provided by continuing investing activities	(17,937)	33,790

AutoChina International Ltd.	Page 9
November 22, 2010

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) - Continued
(in thousands)

	Nine Months Ended September 30,
	2010	2009

Cash flow from continuing financing activities:
Proceeds from borrowings	189,813	23,367
Repayments of borrowings	(42,589)	(429)
Proceeds from affiliates	26,327	4,633
Repayment to affiliates	(15,824)	(5,280)
Increase in accounts payable, related parties	74,219	82,487
Repayment of accounts payable, related parties	(114,492)	(1,371)
Issue of shares on exercise of warrants	10,296	—
Issue of shares for cash, net of offering costs of $3,758	66,242	—
Shares repurchase	(689)	—
Release of restricted cash held in escrow	—	4,987
Cash acquired in reverse merger	—	1,697
Repurchase of warrants subsequent to closing of reverse merger	—	(449)

Net cash provided by continuing financing activities	193,303	109,642

Net cash (used in) provided by continuing operating, financing and investing activities	(12,291)	18,174

Cash flow of discontinued operations:
Cash provided by operating activities	—	5,315
Cash used in investing activities	—	(17,533)
Cash provided by financing activities	—	14,733

Net cash flow provided by discontinued operations	—	2,515

Effect of foreign currency translation on cash	3,355	41

Net (decrease) increase in cash and cash equivalents	(8,936)	20,730
Cash and cash equivalents, beginning of the period	36,768	17,406

Cash and cash equivalents, end of the period	$27,832	$38,136

Analysis of balances of cash and cash equivalents
Included in cash and cash equivalents per consolidated balance sheet	27,832	22,042
Included in assets of discontinued operations	—	16,094
	27,832	38,136

Supplemental disclosure of cash flow information:
Continuing Operations
Interest paid	$12,493	$1,386
Income taxes paid	$5,774	$1,694
Discontinued Operations
Interest paid	$—	$1,017
Income taxes paid	$—	$3,820

AutoChina International Ltd.	Page 10
November 22, 2010

A reconciliation of Adjusted EBITDA to net income is provided below:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
(Table in 000s)
Net income	$9,463	$6,992	$26,640	$12,485
Income from discontinued operations	-	(1,952)	-	(5,577)
Interest expenses	4,893	933	12,035	1,361
Interest income	(33)	(13)	(446)	(25)
Income tax provision	3,387	1,625	9,064	1,967
Stock-based compensation	850	112	2,314	112
Acquisition-related costs	-	-	-	295
Accretion of stock repurchase obligations	-	221	-	531
Depreciation and amortization	239	155	690	468
Reclassified EBITDA for consumer automobile segment in the three and nine months ended September 30, 2009	-	-	-	$9,310
Adjusted EBITDA	$18,799	$8,073	$50,297	20,927

USE OF NON-GAAP MEASURES

AutoChina defines Adjusted EBITDA as net income before interest expense, income taxes, depreciation and amortization, as well as certain other adjustments, including stock-based compensation, acquisition-related costs, accretion of stock repurchase obligations, income from discontinued operations and the EBITDA of the discontinued operations from January 1 to September 30, 2009.  Adjusted EBITDA excludes certain financial information that would be included in net income (loss), the most directly comparable GAAP financial measure.  Users of this financial information should consider the type of material events and transactions that are excluded from Adjusted EBITDA, and the material limitations of Adjusted EBITDA, such as:  Adjusted EBITDA does not include net interest expense, but because AutoChina has borrowed money to finance its operations, interest expense is a necessary and ongoing part of its costs and has assisted AutoChina in generating revenue; Adjusted EBITDA does not include taxes, although payment of taxes is a necessary and ongoing part of AutoChina’s operations; and Adjusted EBITDA does not include depreciation and amortization expense, but because AutoChina uses capital assets to generate revenue, depreciation and amortization expense is a necessary element of its cost structure.  Therefore, Adjusted EBITDA should not be considered an alternative to, or more meaningful than, net income, as determined in accordance with GAAP, since it omits the impact of these expenses incurred by AutoChina.

AutoChina believes that the presentation of this non-GAAP financial measure is warranted and useful to its shareholders because it provides an additional analytical tool for understanding the Company’s financial performance by excluding certain items that may obscure trends in the core operating performance of the Company’s business. Using Adjusted EBITDA also facilitates management's internal comparisons to AutoChina's historical performance and liquidity. AutoChina computes Adjusted EBITDA using the same consistent method from quarter to quarter.  The accompanying table has more details on the reconciliations between GAAP financial measures that are most directly comparable to Non-GAAP financial measures.